Mail Stop 4720

June 23, 2009

Heath G. Schiesser
President and Chief Executive Officer
WellCare Health Plans, Inc.
8725 Henderson Road, Renaissance One
Tampa, FL 33634

> **Re:** **WellCare Health Plans, Inc.**
> **Schedule 14A, as amended**
> **Filed June 23, 2009**
> **File No. 001-32209**

Dear Mr. Schiesser:

We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director